FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

June 25, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 25, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the results of an independently prepared mineral resource update at the Livengood Gold Deposit, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the results of its independently prepared 2009 winter program mineral resource update estimate for the Money Knob deposit at its Livengood gold project near Fairbanks, Alaska (Tables 1-3).  The independent study incorporates all the drilling in the 2009 winter program plus the previous drilling for an overall total of 189 diamond and reverse circulation holes (Figure 1).  This new resource estimate will form the basis for the Issuer’s initial Preliminary Economic Assessment which is scheduled to be completed July 2009.

Table 1

May 2009 Livengood Resources (at 0.50 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold (Ounces)
Indicated	0.50	145,767,213	0.863	4,044,471
Inferred	0.50	142,557,941	0.790	3,597,925

Table 2

May 2009 Livengood Resources (at 0.70 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold (Ounces)
Indicated	0.70	84,964,254	1.06	2,884,637
Inferred	0.70	68,856,010	0.99	2,200,489

Table 3

May 2009 Livengood Resources (at 0.30 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold (Ounces)
Indicated	0.30	234,945,944	0.69	5,174,276
Inferred	0.30	280,596,423	0.59	5,322,617
      The new resource estimate shows the expansion of the higher grade Core Zone of the deposit with a 20% increase in total ounces at the 0.7 g/t cut off (Table 2).  The Core Zone area has an estimated indicated gold resource of 84.9 M/t at an average grade of 1.06 g/t gold (2.88M ounces) and an estimated inferred gold resource of 68.8 M/t at an average grade of 0.99 g/t gold (2.2M ounces), based on a cut off grade of 0.70 g/t gold.
      At a 0.3 g/t gold cut off, the average grade of the overall deposit has increased by approximately 8% (Table 3) as most of the winter drilling was targeted on the higher grade Core Zone.
      At a 0.5 g/t cutoff, the average grade of the overall deposit has increased by 5.4% (Table 2).
      Mineralization remains open for expansion in all directions.
      Four drills (3 reverse circulation and one core) are current operating on the summer drilling program of 45,000 metres and the next resource update is anticipated for October 2009.
      The current drilling at Livengood only covers approximately 3 square kilometres of the Main Gold Target, which is approximately 12 square kilometres in area.
      Ongoing metallurgical studies focusing on the potential milling of Livengood mineralization indicate that portions of the mineralization have an unusually high gravity concentration component, with an average of 77% of the gold reporting to just 15% of the material.  Cyanide extraction tests also indicate that the mineralization would be amenable to heap leach treatment of low grade material.
      The geometry of the currently defined shallowly dipping, outcropping ore zone suggests a low strip, open pit mining potential that could support a high production rate and economies of scale.

Figure 1:  Distribution of 2008 and 2009 drill holes incorporated into the May 2009 mineral  resource estimate.

The drilling incorporated into the new resource estimate was primarily from two areas of permafrost that are best accessed in the winter months and added an average of over 20,000 ounces of gold per hole to the resource (Figure 1).  The generally higher grade intervals in the SW target area raised the overall grade of the resource by approximately 5.4%.  The Summer 2009 drilling program began on June 1st and, to date, has completed 25 holes of the 120 holes planned (assays pending).  A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood.

Livengood Project Highlights

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all weather Elliot Highway and the Trans Alaska Pipeline Corridor and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

As a comparison, the Fort Knox mine, one of North America’s larger gold mines and located 80 kilometres to the southeast of Livengood, reported in their March 30, 2007 43-101 technical report a proven and probable resource estimate of 159Mt at an average grade of 0.53g/t gold (the current Livengood resource significantly exceeds Fort Knox at this time).  The Fort Knox mine has announced that they are currently commissioning a large run of mine heap leach facility to augment their current milling operations, and estimates an average heap leach recovery of 61%.  The Fort Knox mine reported 2007 gold production of 338,459 ounces at a life of mine cash cost of approximately USD 390/ounce.  However, the Issuer cautions that this information with respect to the Fort Knox property and operations could not be verified by the Issuer and is not necessarily indicative of the mineralization on the Livengood Property or the potential production from, or cost of, any future mining of the Livengood Property.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program is part of a series of drill initiatives marking the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major exploration program to define what it anticipates is one of the world’s larger new gold deposits.

Updated Resource Estimate

On June 24 2009, Barnes Engineering Services, Inc. delivered the updated mineral resource estimate which will be incorporated into in the forthcoming report on the preliminary economic viability of the Livengood project.  The updated resource estimate was prepared as at May 30, 2009 in accordance with the requirements of N.I. 43-101 and incorporates the data for all drilling through the end of May 2009.

The May 2009 indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 2.6 square kilometres and is based on 189 drill holes which have an average length of 252 metres and 11 trenches with an average length of 38 metres.  Approximately one half of the total estimated area (1.6 square kilometres) contains 177 of the drillholes and, in this area, the geology has been modeled to represent the volumes of the different stratigraphic units on the property.  Outside of the modeled area no identifiable stratigraphy has been recognized and, consequently, it has been modeled as a homogeneous mass.  Statistically, each of the geological volumes was treated independently with individual kriging parameters developed.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques.  Indicator variogram modeling was done on 10 metre composites.  The resource model and the variograms were heavily constrained by the lithological model developed by the Issuer.  Statistical analysis showed this to be a reasonable and prudent approach to modeling.  Spatial statistics indicate that the mineralization shows very reasonable continuity within the range of anticipated operational cutoffs.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 95 measurements were used.  An average density of 2.72 was used for the entire modeled volume, as the variability between units was small.  The resource model, with blocks 15 x 15 by 10 metres, was estimated using nine indicator thresholds.  A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

A detailed description of the updated resource estimate and other pertinent geological information related to the Livengood project will be included in a NI 43-101 compliant preliminary economic assessment technical report being prepared for the Issuer by Mineral Resource Services Inc., Barnes Engineering Services, Inc. and Pennstrom Consulting Inc., which will be filed on SEDAR within 45 days of this news release.

Qualified Person and Quality Control/Quality Assurance

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, and Chris Puchner, Chief Geologist (CPG 07048), for the Issuer who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Tracy Edward Barnes, P.E. of Barnes Engineering Services, Inc., a consulting mining engineer, is a Professional Engineer in the State of Colorado, US (No. 33381) and as such is acting as the Qualified Person, as defined in NI 43-101, for the resource modeling for the Livengood deposit.  Mr. Barnes has a BS degree in Mining Engineering and more than 34 years of relevant mining engineering experience in operating, corporate and consulting environments.  Mr. Barnes is also a SME Founding Registered Member.  Both Mr. Barnes and Barnes Engineering Services, Inc. are independent of the Issuer under NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the anticipated completion of a preliminary economic assessment for the Livengood deposit, the potential for the expansion of the estimated resources at Livengood,  business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Cautionary Note Regarding Similar Mineral Property References

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer's properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

June 26, 2009